UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2019

Advanced Bio-Oil Technologies Ltd.

(Exact name of issuer as specified in its charter)

Wyoming	81-3381742
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

999 18th Street, Suite 3000, Denver, CO 80202

(Full mailing address of principal executive offices)

(719) 937-6109

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Semiannual Financial Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(2)(i)(B) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10700, which was qualified by the Commission on September 18, 2017.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to Advanced Bio-Oil Technologies Ltd.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations

Six Months ended June 30, 2019 and 2018

Revenue. For the six months ended June 30, 2019 and 2018, the Company did not have any revenue generating operations, nor did we have any related cost of goods sold.

Operating Expenses. For the six months ended June 30, 2019, the Company had total operating expenses of $91,272, primarily consisting of accounting fees of $14,613, consulting fees of $65,700. For the six months ended June 30, 2018, our total operating expenses were $21,673 primarily consisting of accounting fees of $14,685, and legal fees of $5,375.

Other Expenses. For the six months ended June 30, 2019 and 2018, the Company had total other expenses of $2,324 and $513, respectively. We recognized loss from foreign currency transaction of $2,323 and $0 for the six months ended June 30, 2019 and 2018, respectively. We also had interest expense of $1 and $513 for the six months ended June 30, 2019 and 2018, respectively.

Net Loss. The Company’s net loss for the six months ended June 30, 2019 and 2018 was $93,596 and $22,186, respectively.

Liquidity and Capital Resources

As of June 30, 2019, the Company had total assets of $37,553, which consisted entirely of cash, prepaid expenses and loan receivable- related party. As of December 31, 2018, we had $15,110 in total assets, entirely in cash.

The Company will have additional capital requirements during fiscal year 2019. Currently, the Company does not have any revenue generating business operations, nor does the Company currently have the capital resources required to effect its business strategy. Therefore, the Company will attempt to raise additional capital through the sale of our securities in this Regulation A+ offering. The Company’s initial offering is for a maximum of 50 million shares of our Common Stock Class A at price of $0.50 per share, with potential aggregate gross proceeds of $25 million.

The Company cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

We have no operating history. We received proceeds of $1,550 in related party loans and $101,960 from sale of common stock during the six months ended June 30, 2019 used for working capital purposes. We have incurred legal, accounting, consulting, filing fees, and bank expenses in the startup of operations.

ITEM 2. OTHER INFORMATION

Zollaris Laboratories Corp, located in Toronto, Canada, has been engaged as a consultant to assist the Company in possibly obtaining GMP (Good Manufacturing Process) and GLP (Good Laboratory Process) cannabis licenses in Ontario Canada and for other matters. The date of the agreement is January 7, 2019. We have paid a retainer fee of $50,000 upon execution of the agreement and the consultant shall receive 5 million shares of our common stock once the license has been issued. During the six months ended June 30, 2019, the retainer fee was increased from $50,000 to $100,000 and we paid a total of $74,578 of the retainer pursuant to the Agreement, of which $50,000 has been recognized as consulting expense during the six months ended June 30, 2019. As of June 30, 2019, the remaining balance of the retainer has been reflected as prepaid expense which amounted to $24,578 and shall be amortized upon the completion of the related services.

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ITEM 3. FINANCIAL STATEMENTS

The accompanying Semiannual Financial Report financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that can be expected for the year ending December 31, 2019 or for fiscal year 2020.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash	$37	$15,110
Prepaid expenses	24,578	–
Loan receivable - related party	12,938	–

Total Current Assets	37,553	15,110

TOTAL ASSETS	$37,553	$15,110

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$218,912	$210,961
Loans payable - related parties	5,600	6,472

Total Current Liabilities	224,512	217,433

Total Liabilities	224,512	217,433

Commitments and Contingencies (see Note 4)

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, No par value; 100,000,000 shares authorized; Convertible Class A Preferred stock (No Par Value; 100,000,000 Shares Designated; 28,500,000 issued and outstanding)	28,500	28,500
Common stock Class A, $0.001 par value: 1,000,000,000 shares authorized and designated;388,620 and 184,700 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	389	185
Additional paid in capital	193,921	92,165
Subscription receivable	–	(7,000)
Accumulated deficit	(409,769)	(316,173)

Total Stockholders' Equity (Deficit)	(186,959)	(202,323)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$37,553	$15,110

See accompanying notes to financial statements.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

For The Six Months Ended

	June 30,	June 30,
	2019	2018
	(Unaudited)	(Unaudited)

NET REVENUES	$–	$–

OPERATING EXPENSES:
Professional fees	80,553	20,060
General and administrative	10,719	1,613

Total Operating Expenses	91,272	21,673

LOSS FROM OPERATIONS	(91,272)	(21,673)

Other expenses:
Loss from foreign currency transactions	(2,323)	–
Interest expense	(1)	(513)

Total Other Expenses	(2,324)	(513)

LOSS BEFORE PROVISION FOR INCOME TAXES	(93,596)	(22,186)

Provision for income taxes	–	–

NET LOSS	$(93,596)	$(22,186)

NET LOSS PER COMMON SHARE - Basic and diluted	$(0.32)	$–

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	294,035	–

See accompanying notes to financial statements.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Six Months ended June 30, 2019 and 2018

(Unaudited)

								Total
					Additional			Stockholders'
	Preferred Stock - Class A		Common Stock - Class A		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)

Balance, December 31, 2018	28,500,000	$28,500	184,700	$185	$92,165	$(7,000)	$(316,173)	$(202,323)

Issuance of common stock for cash	–	–	203,920	204	101,756	–	–	101,960

Collection of subscription receivable	–	–	–	–	–	7,000	–	7,000

Net Loss for the period	–	–	–	–	–	–	(93,596)	(93,596)

Balance, June 30, 2019	28,500,000	$28,500	388,620	$389	$193,921	$–	$(409,769)	$(186,959)

								Total
					Additional			Stockholders'
	Preferred Stock - Class A		Common Stock - Class A		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)

Balance, December 31, 2017	28,500,000	$28,500	–	$–	$–	$–	$(61,751)	$(33,251)

Net Loss for the period	–	–	–	–	–	–	(22,186)	(22,186)

Balance, June 30, 2018	28,500,000	$28,500	–	$–	–	$–	$(83,937)	$(55,437)

See accompanying notes to financial statements.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

For The Six Months Ended

	June 30,	June 30,
	2019	2018
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(93,596)	$(22,186)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liabilities:
Prepaid expenses	(24,578)	–
Deferred offering costs	–	(2,500)
Accounts payable and accrued expenses	7,951	4,254

NET CASH USED IN OPERATING ACTIVITIES	(110,223)	(20,432)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable - related party	(12,938)	–
Payments made on prepaid license fee	–	20,476

NET CASH USED IN INVESTING ACTIVITIES	(12,938)	20,476

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock for cash	101,960	–
Collection of subscription receivable	7,000	–
Proceeds received from related party line of credit	1,550	–
Repayments on related party line of credit	(2,422)	–

NET CASH PROVIDED BY FINANCING ACTIVITIES	108,088	–

NET (DECREASE) INCREASE IN CASH	(15,073)	44

CASH, beginning of period	15,110	77

CASH, end of period	$37	$121

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,628	$–
Income taxes	$–	$–

See accompanying notes to financial statements.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2019

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Organization

Advanced Bio-Oil Technologies, Ltd. (formerly known as Advanced Fuel Technologies, Ltd.) (the “Company”) was incorporated in the State of Wyoming on July 27, 2016. On March 16, 2018, the Company changed its name to Advanced Bio-Oil Technologies, Ltd. The Company established a fiscal year end of December 31.  The Company’s principal business plan is to manufacture, sell and deliver bio-oil. The Company’s flagship product is the technological development of “Bio-oil” a process that produces oil in fermenters from bacteria and biodegradable carbon molecules. The Company has no operating history as of yet.

The Company has a License Agreement (“License Agreement”) in place with a Canadian company, Lux Biologics Ltd (“Lux Bio”). The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) due within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility (see Note 4).

Basis of presentation and going concern

As reflected in the accompanying financial statements, the Company has a net loss and net cash used in operations of $93,596 and $110,223, respectively, for the six months ended June 30, 2019, has no revenues and has not implemented its business plan.   These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date these financial statements were available to be issued. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan.   Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and uncertainties for development stage company

The Company is considered to be in an early stage since we have not commenced planned principal operations. Our activities since inception include devoting substantially all of the Company’s efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment to the completion of the Company’s development activities to launch its marketing plan and generate revenues and to raising capital. The Company has not generated revenue from operations and has not begun construction of any Bio-oil facilities. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of prepaid license fee, estimate of a contingent loss, and the valuation of deferred tax assets.

Fair value measurements and fair value of financial instruments

The Company adopted Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2019

These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (“FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The estimated fair value of certain financial instruments, including accounts payable, accrued expenses and loans payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. When legal costs that the entity expects to incur in defending itself in connection with a loss contingency accrual are expected to be material, the loss should factor in all costs and, if the legal costs are reasonably estimable, they should be accrued in accordance with ASC 450, regardless of whether a liability can be estimated for the contingency itself. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. Changes in these factors could materially impact the financial statements.

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2019

Net loss per share of common stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At June 30, 2019 and 2018, the Company has 28,500,000 and 28,500,000, potentially dilutive securities outstanding related to convertible Class A Preferred Stock, respectively. Those potentially dilutive common stock equivalents were excluded from the dilutive loss per share calculation as they would be antidilutive due to the net loss.

Recent accounting pronouncements

In July 2017, the FASB issued ASU 2017-11 “Earnings Per Share” (Topic 260). The amendments in the update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). For public business entities, the amendments in Part I of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this guidance had no material impact on its accounting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. The adoption of this guidance had no material impact on its accounting and disclosures.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is assessing ASU 2018-07 and does not expect it to have a material impact on its accounting and disclosures.

Other accounting standards which were not effective until after June 30, 2019 are not expected to have a material impact on the Company’s financial position or results of operations.

NOTE 2 – LOAN RECEIVABLE AND LOANS PAYABLE – RELATED PARTIES

Loans Payable – Current

One of the founders of the Company provided advances to the Company for working capital purposes. At June 30, 2019 and December 31, 2018, the Company had a payable to the founder of $2,600. These advances were short-term in nature and non-interest bearing.

A related party provided advances to the Company for working capital purposes. At June 30, 2019 and December 31, 2018, the Company had a payable to a related party of $3,000. These advances were short-term in nature and non-interest bearing. The related party is the husband of the CFO of the Company.

In December 2016, the Company entered into a loan agreement with an affiliated company, whereby the Company can borrow up to the sum of $35,000 which was later amended to increase the maximum loans to $100,000 in June 2018. The loan shall be repayable in 24 months from the signing of the original agreement in December 2016. The loan shall bear interest at the rate of 3% per annum. The affiliated company is owned by the husband of the CFO of the Company. Initial advances started in year 2017. Between February 2017 and December 2017, the Company received total loans of $42,389 from such affiliated company. In December 2017, the Company collected subscription receivable of $17,900 through the reduction of this loan from the affiliated company. Consequently, the loan balance was reduced by $17,900. During the year ended December 31, 2018, the Company received additional loans of $26,183 and paid back $49,800. Between January 2019 and June 2019, the Company received additional loans of $1,550, repaid principal amount of $2,422 and accrued interest of $1,628. Between January 2019 and June 2019, the Company overpaid a total of $12,938 to this affiliated company which has been reflected as loan receivable – related party in the accompanying unaudited balance sheet. As of June 30, 2019 and December 31, 2018, the loan payable balance was $0 and $872, respectively. In August 2019, the affiliated company repaid a total of $11,450 to the Company. Such loan receivable –related party is short term in nature, non-interest bearing and due on demand.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2019

For the six months ended June 30, 2019 and 2018, the Company recorded interest expense of $1 and $513, respectively, and corresponding accrued interest which is included in accounts payable and accrued expenses. As of June 30, 2019 and December 31, 2018, accrued interest balance was $0 and $1,628, respectively.

NOTE 3 – STOCKHOLDERS’ EQUITY (DEFICIT)

Shares Authorized

In March 2018, the Board of Directors of the Company approved to increase the authorized shares of the Company to 1,100,000,000 shares of authorized capital stock from 260,000,000 shares. Consequently, the authorized capital stock consists of 1,000,000,000 shares of common stock which are also designated as Class A common stock and 100,000,000 shares of preferred stock and is reflected retroactively on the accompanying balance sheet.

Preferred stock

In August 2016, the Company designated 100,000,000 shares of Class A Convertible Preferred Stock, no par value per share (the “Class A Preferred Stock”). Each share of Class A Preferred Stock is convertible on a one-for-one share basis into the Company’s common stock. Each Class A Preferred Stock is entitled to ten votes per share on all matters to be voted on by the stockholders of the Company. The Class A Preferred Stock does not contain any redemption provision. The Class A Preferred Stock has a right to receive dividends on a share for share basis with common stockholders and has preference upon liquidation. No dividends have been paid.

Common stock

Between February 2019 and May 2019, the Company received total gross proceeds of $101,960 from the sale of 203,920 shares of the Company’s Class A common stock. Additionally, the Company collected the $7,000 subscription receivable in January 2019.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In July 2017, the Company executed a License Agreement with Lux Bio. The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) which is not due until within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility. If the Company is unable to provide the Licensing Fee in cash, due to not being able to raise the funds to construct the facility then the Company may substitute the issuance of the Company’s capital stock valued at the same amount as the cash Licensing Fee. During the year ended December 31, 2017, the Company made prepayments of $11,429 towards the license fee which was recorded as prepaid license fees – non – current assets. At December 31, 2017, the Company determined that the recoverability of the prepaid license fee was uncertain and therefore the entire amount was impaired and expensed during the year ended December 31, 2017.

The Company committed to purchase four fermentation containers or customized stainless steel reservoirs to be used in the Company’s business from a vendor in exchange for consideration of CDN $75,000 (approximately USD $59,650) in cash or, failing the payment of said amount, CDN $191,764 (approximately USD $152,500) worth of the Company’s common stock valued based on the contemporaneous sale of its securities in a Regulation A offering at $0.50 per share or approximately 305,000 shares. The Company was unable to pay the cash consideration of CDN $75,000 when the containers were ready due to limited funds. As such the Company received a demand letter from the vendor demanding the payment of consideration in order for them to deliver the containers. As of December 31, 2018, the Company has not yet taken possession of these containers. The Company intends to pay the vendor as soon as the Company has available cash. The vendor has filed a complaint in the office of the Superior court of Quebec in the judicial district of Montreal, Canada. The Company has made an evaluation of the potential loss and accrued a contingent loss of $200,000 during the year ended December 31, 2018. As of June 30, 2019 and December 31, 2018, accrued contingent loss amounted $200,000 and is included in accounts payable and accrued expenses as reflected in the accompanying balance sheet. There were no changes during the six months ended June 30, 2019.

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ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2019

On January 7, 2019, the Company and a third-party consultant entered into a Contract of Service Agreement (the “Agreement”) whereby the consultant shall assist the Company to obtain license to operate a cannabis transformation, processing, research and development, and analytical laboratory facility in Canada. The Company has paid a retainer fee of $50,000 upon execution of the Agreement and the consultant shall receive 5 million shares of the Company’s common stock once the license has been issued. During the six months ended June 30, 2019, the retainer fee was increased from $50,000 to $100,000 and the Company paid a total of $74,578 of the retainer pursuant to the Agreement, of which $50,000 has been recognized as consulting expense during the six months ended June 30, 2019. As of June 30, 2019, the remaining balance of the retainer has been reflected as prepaid expense which amounted to $24,578 and shall be amortized upon the completion of the related services.

NOTE 5 – CONCENTRATIONS

Concentration of credit risk

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institution. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2019, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Concentration of lender

As of June 30, 2019 and December 31, 2018, the majority of the net loan funds being $0 and $872, respectively, were borrowed from an individual or an entity controlled by the husband of the CFO of the Company pursuant to a line of credit (see Note 2).

NOTE 6 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 16, 2019, the date the financial statements were available to be issued.

In August 2019, an affiliated company repaid a total of $11,450 to the Company which reduced loan receivable- related party (see Note 2).

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ITEM 4. EXHIBITS

Exhibit Number:	Description:

3(i)*	Articles of Incorporation (Amended and Restated)
3(ii)*	Bylaws of Advanced Bio-Oil Technologies Ltd.
4*	Subscription Agreement

Notes:

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Advanced Bio-Oil Technologies Ltd.

By:	/s/ MIREILLE SAMSON
Mireille Samson
Chief Executive Officer

This Semiannual Financial Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ MIREILLE SAMSON

Mireille Samson

Chief Executive Officer

Member of the Board of Directors

September 16, 2019

/s/ FRANCESCA ALBANO

Francesca Albano

Chief Financial Officer

Member of the Board of Directors

September 16, 2019

/s/ LAURA M. HAASE

Laura M. Haase

Chief Operating Officer

Member of the Board of Directors

September 16, 2019

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